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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. _____________)


                               Polymer Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class B Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   731745 30 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  James G. Boyd
                               Polymer Group, Inc.
                               4838 Jenkins Avenue
                     North Charleston, South Carolina 29405
                                 (843) 744-5174
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                               H. Kurt von Moltke
                                Kirkland & Ellis
                              200 E. Randolph Drive
                             Chicago, Illinois 60601
                                 (312) 861-2000


                                  March 6, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS.SS.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SS.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons
      James G. Boyd
      I.R.S. Identification Nos. of Above Persons (entities only).
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds (See Instructions)
      OO (See Item 3)
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
      United States
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF                7,831 (see Item 5)
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                 54,371 (see Item 5)
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  7,831 (see Item 5)
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            54,371 (see Item 5)
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      62,202 (see Item 5)
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [X]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
      15.6% (see Item 5)
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)
      IN
--------------------------------------------------------------------------------

                               Page 2 of 7 Pages

         Item 1.  Security and Issuer.

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the Class B common stock, par value $.01 per share (the "Class B Common Stock"), of Polymer Group, Inc., a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are Polymer Group, Inc., 4838 Jenkins Avenue, North Charleston, SC 29405.

         Item 2.  Identity and Background.

         This Statement is being filed by James G. Boyd ("Mr. Boyd" or the "Reporting Person"). The Reporting Person previously reported his beneficial ownership of Common Stock, par value $0.01 per share ("Old Common Stock"), of the Issuer on a Schedule 13G. As described in Item 4 below, the Old Common Stock is no longer outstanding.

         (a) Name of Reporting Person:

             James G. Boyd

         The Reporting Person is the Executive Vice President, Treasurer, Secretary and a Director of The InterTech Group, Inc. ("InterTech") and FTG, Inc. ("FTG"), each of which owns shares of Class B Common Stock. Jerry Zucker is the Chairman, Chief Executive Officer, President and a director of both InterTech and FTG. Pursuant to Item 5(b) of Schedule 13D, information is provided herein with respect to InterTech, FTG and Mr. Zucker. InterTech, FTG and Mr. Zucker are not reporting persons for purposes of this Statement. The Reporting Person expressly disclaims beneficial ownership of any securities of the Issuer owned by InterTech, FTG or Mr. Zucker. The information provided in this Statement with respect to InterTech, Mr. Zucker and FTG is provided to the best of the Reporting Person's knowledge, but the Reporting Person assumes no responsibility for the accuracy or completeness of the information given with respect to InterTech, Mr. Zucker or FTG.

         (b) Residence or Business Address:

         The principal business address of each of Messrs. Boyd and Zucker is 4838 Jenkins Avenue, North Charleston, SC 29405. The principal business addresses of InterTech and FTG are the same.

         (c) Principal Occupation and the Name, Principal Business and Address of any Corporation or Organization:

         Mr. Boyd's principal occupation is serving as Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Issuer. Mr. Zucker's principal occupation is serving as Chairman, President and Chief Executive Officer of InterTech. The Issuer's principal business is manufacturing and marketing a broad range of nonwoven and woven polyolefin products. The Issuer's address is 4838 Jenkins Avenue, North Charleston, SC 29405. Mr. Boyd is also Executive Vice President, Treasurer, Secretary and a director of InterTech and FTG. Both InterTech and FTG are private holding companies specializing in polymer fiber and elastomeric composites and fabrications.

         (d) Criminal Proceedings:

                               Page 3 of 7 Pages

         During the past five years, neither Mr. Boyd, InterTech, FTG nor Mr. Zucker have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      Civil Proceedings:

                  During the past five years, neither Mr. Boyd, InterTech, FTG nor Mr. Zucker was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Citizenship:

         Messrs. Zucker and Boyd are United States citizens. InterTech and FTG are South Carolina corporations.

         Item 3.    Source and Amount of Funds or Other Consideration.

         The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

         Item 4.    Purpose of Transaction.

         Pursuant to a plan of reorganization approved by the bankruptcy court, on March 6, 2003, each share of Old Common Stock was converted into approximately one-eightieth (1/80) of a share of Class B Common Stock of the Issuer, one-sixty-fourth (1/64) of a Series A Warrant and one-sixty-first (1/61) of a Series B Warrant. To the knowledge of the Reporting Person, as of the date of the filing of this Statement the total outstanding shares of Class B Common Stock represent approximately 4% of the total outstanding shares of common stock of the Issuer.

         Mr. Boyd may acquire additional shares of Class B Common Stock or other securities of the Issuer from time to time for investment purposes. Mr. Boyd has certain obligations under the Shareholders Agreement disclosed under Item 6 of this Statement, which is hereby incorporated by reference. Mr. Boyd has no plans or proposals that would relate to or result in any action described in the instructions to this Item 4.

         Item 5.    Interest in Securities of the Issuer.

                  Based on an estimated 400,000 shares of Class B Common Stock outstanding, the Reporting Person, InterTech, FTG and Mr. Zucker beneficially own the following number of shares of Class B Common Stock:

         (a) The shares of Class B Common Stock covered by this Statement beneficially owned by the Reporting Person, InterTech, FTG and Mr. Zucker are as follows:

                                       Shares Beneficially
                         Name                 Owned          Percentage of Class
                  ------------------   -------------------   -------------------
                  James G. Boyd.....          62,203                  15.6%
                  InterTech.........          51,101                  12.8%
                  FTG...............           3,271                   0.8%
                  Jerry Zucker......         100,391                  25.1%


                               Page 4 of 7 Pages

                  The shares reflected above include 7,831 shares held by Mr. Boyd, 51,101 shares held by InterTech, 3,271 shares held by FTG, 45,795 shares held by Mr. Zucker, 88 shares held by Mr. Zucker's wife and 136 shares held in trust by Mr. Zucker's children. Mr. Boyd is the Executive Vice President, Treasurer, Secretary, a Director and a stockholder of both InterTech and FTG, and as a result may be deemed to share voting and dispositive power over the shares held by InterTech and FTG. Mr. Zucker is Chairman, Chief Executive Officer, a Director and the controlling stockholder of both InterTech and FTG, and as a result may be deemed to share voting and dispositive power over the shares held by InterTech and FTG. Mr. Zucker expressly disclaims beneficial ownership of the shares held in the names of his wife and children. Messrs. Zucker and Boyd each expressly disclaim beneficial ownership of the shares held by each of InterTech and FTG.

                  The Series A Warrants and Series B Warrants received by each of Mr. Boyd, InterTech, FTG and Mr. Zucker pursuant to the conversion described in Item 4 are non-voting. Such warrants are exercisable, under certain circumstances, for Class D Common Stock and Class E Common Stock, respectively, of the Issuer. Such warrants are not exercisable within 60 days.

         (b) Number of shares of Class B Common Stock of the Issuer as to which such person has:

                  (i) Sole power to vote or to direct the vote:

                           James G. Boyd....................        7,831 Shares
                           InterTech........................       51,101 Shares
                           FTG..............................        3,271 Shares
                           Jerry Zucker.....................       45,795 Shares


                  (ii) Shared power to vote or to direct the vote:

                           James G. Boyd....................       54,371 Shares
                           Jerry Zucker.....................       54,596 Shares


                  (iii) Sole power to dispose or to direct the disposition of:

                           James G. Boyd....................        7,831 Shares
                           InterTech........................       51,101 Shares
                           FTG..............................        3,271 Shares
                           Jerry Zucker.....................       45,795 Shares


                  (iv) Shared power to dispose or to direct the disposition of:

                           James G. Boyd....................       54,371 Shares
                           Jerry Zucker.....................       54,596 Shares



                                Page 5 of 7 Pages

                  The filing of this Statement shall not be construed as an admission by Mr. Boyd, InterTech, FTG or Mr. Zucker that such person is, for the purpose of Section 13(d), 13(g) or any other Section of the Securities Exchange Act or for any other purpose, the beneficial owner of any securities covered by this Statement.

         (c) Transactions Within the Past 60 Days: Other than as set forth in Item 4 herein, Mr. Boyd has neither participated in nor effectuated any transactions in the Class B Common Stock of the Issuer in the past sixty days.

         (d) Right to Receive or Power to Direct: No person other than Mr. Boyd, InterTech, FTG or Mr. Zucker has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Class B Common Stock that be deemed to be beneficially by the Reporting Person.

         (e)      Date Reporting Person Ceased to be 5% Beneficial Owner:
                  Inapplicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Person and certain other stockholders of the Issuer are parties to a shareholders agreement, dated as of March 5, 2003 (the "Shareholders Agreement"). The Shareholders Agreement, which is filed as Exhibit A hereto and incorporated herein by reference, among other things obligates Mr. Boyd, as long as he is a director of the Issuer, to vote in favor of the election to the board of directors of certain persons designated by certain parties to the Shareholders Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that Mr. Boyd is the beneficial owner of any securities of the Issuer held by the other parties to the Shareholders Agreement for the purposes of Section 13(d) of the Securities Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         Item 7.      Material to be filed as Exhibits.

         Exhibit A:      Shareholders Agreement, dated as of March 5, 2003
                         (incorporate by reference to Exhibit 3 to the Form
                         8-A filed by the Issuer on March 6, 2003).

                                Page 6 of 7 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2003

                                     By:  /s/ James G. Boyd
                                          -----------------------------------
                                     Name: James G. Boyd


                                Page 7 of 7 Pages